Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-282748 and 333-282748-02

February 25, 2026

Omnicom Finance Holdings plc

€600,000,000 3.850% Senior Notes due 2034

Pricing Term Sheet

February 25, 2026

Issuer:	Omnicom Finance Holdings plc
Issuer LEI:	213800JBHE39OG74OJ98
Guarantor:	Omnicom Group Inc. (“Omnicom”)
Ratings*:	Moody’s: Baa1 (stable) S&P: BBB+ (stable)
Title of Securities:	3.850% Senior Notes due 2034
Principal Amount:	€600,000,000
Coupon:	3.850% per annum
Day Count:	ACTUAL/ACTUAL (ICMA)
Interest Payment Dates:	Annually on each May 2
Initial Interest Payment Date:	May 2, 2026
Maturity Date:	May 2, 2034
Benchmark Bund:	DBR 2.200% due February 15, 2034
Re-offer Spread vs. Bunds:	+130.2 basis points
Reference EUR Mid-Swap Rate:	2.620%
Re-offer Spread to EUR Mid-Swap Rate:	+125 basis points
Annual Yield to Maturity:	3.870%
Price to Public (Issue Price):	99.872%
All-In Price (after deducting underwriting discount):	99.372%
Make-Whole Call:	Prior to February 2, 2034 at B + 20 bps
Par Call:	On or after February 2, 2034
Trade Date:	February 25, 2026
Settlement Date (T+3 (London business days))**:	March 2, 2026
Minimum Denomination:	€100,000 x €1,000
Settlement and Trading:	Through the facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg
Expected Listing:	New York Stock Exchange
CUSIP:	68217V AC1
ISIN:	XS3308064354
Common Code:	330806435
Stabilization:	FCA/ICMA
Joint Global Coordinators and Joint Book-Running Managers:	Citigroup Global Markets Limited Deutsche Bank AG, London Branch
Joint Book-Running Managers:	BNP PARIBAS HSBC Bank plc
Co-Managers:	Danske Bank A/S ING Bank N.V., Belgian Branch

Concurrent Offering:

Substantially concurrently with this offering, Omnicom is offering dollar-denominated notes (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates.

Omnicom expects to use any net proceeds received from the concurrent offering to fund the repayment of Omnicom’s 3.600% Senior Notes due 2026, which mature on April 15, 2026, of which $1,400 million aggregate principal amount was outstanding as of December 31, 2025, and any remaining proceeds for general corporate purposes, which could include Omnicom’s working capital expenditures, fixed asset expenditures, acquisitions, repayment of commercial paper and short-term debt, refinancing of other debt, repurchases of Omnicom’s common stock or other capital transactions.

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*        An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

**      We currently expect to deliver the notes on or about March 2, 2026, which will be the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET/NO PRIIPs KID OR UK PRIIPs KID — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or PRIIPS Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK PRIIPs Regulation”) has been prepared as the notes are not available to retail investors in a member state of the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended or superseded. Consequently, no KID required by the PRIIPs Regulation, for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (the “UK MiFIR”); nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024. Consequently, no KID required by the UK PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

In the EEA, solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

In the UK, solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in the UK MiFIR; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The issuer and Omnicom have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer or Omnicom have filed with the SEC for more complete information about the issuer, Omnicom and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Omnicom, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146, Deutsche Bank AG, London Branch at +1-800-503-4611, BNP PARIBAS at +1-800-854-5674 or HSBC Bank plc at +44 (0) 20-7991-1422.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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